UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

Level 11, 459 Collins
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events.

Separate Trading of Ordinary Shares and Warrants

On December 6, 2010, Australia Acquisition Corp. (the “Company”) announced that Cohen & Company Capital Markets, LLC, the representative of the underwriters of its initial public offering of units (the “Units”), has notified the Company that it has elected not to exercise their option to purchase up to an additional 960,000 Units to cover over-allotments within the 45-day period granted to them by the Company.  The Company has further announced that commencing Monday, December 13, 2010, the holders of the Units may elect to separately trade on the Nasdaq Capital Market the ordinary shares (the “Ordinary Shares”) and warrants (the “Warrants”) underlying the Units.  Each Unit consists of one Ordinary Share, par value $0.001 per share, and one Warrant  to purchase one Ordinary Share.  Those Units not separated will continue to trade under the symbol “AACOU” and each of the Ordinary Shares and the Warrants will trade under the symbols “AAC” and “AACOW,” respectively.  Holders of Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into Ordinary Shares and Warrants.  A copy of the Company’s press release announcing the separation of the Units is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Financial Statements and Exhibits.

99.1	Press Release, dated December 1, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2010	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chief Executive Officer